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SILVERMAN SCLAR SHIN & BYRNE PLLC

381 PARK AVENUE SOUTH
NEW YORK, NY 10016
212.779.8600
Facsimile: 212.779.8858

Writer’s Direct Dial No.:

April 19, 2010

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Axion International Holdings, Inc.
Registration Statement on Form S-1
Filed March 22, 2010
SEC filing No. 333-165616

Dear Ms. Long:

We are counsel for Axion International Holdings, Inc. (the "Company").  On behalf of the Company, I file herewith amendment no. 1 ("Amendment No. 1") to the above referenced Registration Statement on Form S-1 and I hereby respond to the comments contained in your April 13, 2010 comment letter. We also will provide the Staff with courtesy copies of Amendment No. 1, marked to show the changes made in response to the  Comment Letter.

General

Comment No. 1:         Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your September 30, 2009 Form 10-K.  Please confirm that the disclosures in the registration statement reflect our Form 10-K comments, and in particular, the revised disclosures set forth in the Amendment to the Form 10- K for the fiscal year ended September 30, 2009, as filed with the Commission on March 19, 2010.

Response:         The Staff’s comment is noted.  The disclosures in Amendment No. 1 reflect the Staff’s Form 10-K comments, and in particular, the revised disclosures set forth in the Amendment to the Form 10- K for the fiscal year ended September 30, 2009 (related to the report of the independent registered public accounting firm), as filed with the Commission on March 19, 2010.

Cover Page of the Registration Statement

Comment No. 2:         It appears that your primary standard industrial classification code number is 3086 rather than 2836.  Please advise or revise accordingly.

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SILVERMAN SCLAR SHIN & BYRNE PLLC

Pamela A. Long
April 19, 2010

Response:         The standard industry classification code has been revised.

Prospectus Summary, page 3

Comment No. 3:         Please disclose here that you have received a going concern opinion from your auditor.  We note risk factor disclosure “Our independent auditors have expressed that there is substantial doubt about our ability to continue as a going concern” on page 7.

Response:         The requested disclosure has been added.

Lincoln Park Capital Transaction, page 4

Comment No. 4:         The Purchase Agreement and the Registration Rights Agreement appear to require that you file a registration statement covering the Purchase Shares, 50% of the Commitment Shares and the Warrant Shares.  However, it appears that the Form S-3 only covers the Purchase Shares and 50% of the Commitment Shares.  Please advise or revise accordingly.

Response:         Prior to filing the Registration Statement, the Company and Lincoln Park Capital agreed that the Warrant shares would not be registered.  Accordingly, no revision has been made in Amendment No. 1.

Special Note Regarding Forward-Looking Statements, page 5

Comment No. 5:         Please delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection, including Section 27 A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, is not available in connection with offerings of penny stock (we note risk factor “Our stock is deemed to be penny stock…” on page 11).

Response:         Reference to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934 have been deleted from the disclosure about forward-looking statements.

Business, page 12

Comment No. 6:         We note that your disclosure incorporates statistical information, estimates and other industry data (we note ‘Transportation” and “Marine’) discussions on page 15); however, you do not disclose the basis for some of the assertions made in your disclosure and it is unclear whether the cited information is publicly available or whether it was funded or paid by you.  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true, or disclose the source.

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SILVERMAN SCLAR SHIN & BYRNE PLLC

Pamela A. Long
April 19, 2010

Response:         Where the Company relies on sources, the sources are cited in the text.  None of the sources cited were commissioned by or paid for by the Company.  The following general statement has been added before the discussion containing statistical information:  “Except where specific sources are cited, statistical information provided below is based upon our management’s belief based on their experience in the industry.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 17

Liquidity and Capital Resources; Plan of Operation, page 21

Comment No. 7:         Please revise your disclosure to include a discussion about any outstanding debt.  We note disclosure on page F-8 of the fmancia1 statements where you disclose the amount of debt outstanding.  In addition, please remove the last paragraph of your disclosure here since it appears to be identical with the preceding paragraph.

Response:         The requested disclosure has been added and the redundant text has been deleted.
Management, page 24

Comment No. 8:         Please ensure that you provide complete disclosure about each officer’s and director’s business experience for the most recent five years, and to the extent that an officer or director is self-employed or retired, so disclose.  For example, it is unclear what the exact time period was during which Mr. Kerstein served as the President of Plast-O-Matic Valves Inc., and what Mr. Green’s experience was during the 2004-2007 period.  Please revise your disclosure in accordance with Item 401 (e)(l) of Regulation S-K.

Response:         The biographical disclosure has been revised and includes the principal occupations and employment during the past five years for each of the officers and directors.

Compensation of Directors, page 29

Comment No. 9:         Please provide a narrative description of the directors compensation arrangements to help investors better understand your tabular disclosure.  Please see Item 402(r)(3) of Regulation S-K.

 Response:         The narrative description has been added.

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SILVERMAN SCLAR SHIN & BYRNE PLLC

Pamela A. Long
April 19, 2010

Certain Relationships and Related Transactions, page 31

Comment No. 10:         Please tell us what consideration you have given to filing the agreement with Regal and the consulting agreement with Mr. Love as exhibits to the registration statement.

Response:         The Regal agreement was previously filed (it is listed as Exhibit 10.9 in the Exhibit list). The Love agreement  is filed as an exhibit to Amendment No. 1.

The Lincoln Park Capital Transaction, page 35

Purchase of Shares Under the Purchase Agreement, page 36

Comment No. 11:         In accordance with Section 11(g) of the Purchase Agreement, please disclose here or in another appropriate section of the filing that LPC’s rights under the agreement are not transferable.

Response:         The requested disclosure has been added to the “Purchase of Shares Under The Purchase Agreement” subsection.

Selling Shareholder, page 39

Comment No. 12:         Since this offering represents an indirect primary offering by LPC, please revise the tabular presentation to include the 1,542,500 shares in the “Common Stock Owned Prior to Offering” column.

Response:         The Company does not believe that it is appropriate to list the shares that may be sold to LPC under the Purchase Agreement.  LPC only owns 85,000 shares.  While it could ultimately purchase 1,542,500 shares, it is not within LPC’s control whether the shares are sold to LPC.  Under the Purchase Agreement, LPC has the obligation to purchase shares at future dates but does not have the right to acquire such shares as purchases are subject to the Company’s control.  The Company controls sales of shares to LPC as it can, in its sole discretion, direct LPC to make purchases or not make purchases at any time and from time to time and it can, in its sole discretion, terminate the agreement at any time at no cost.  Ultimately, whether or not LPC purchases some or any shares under the agreement is determined by the Company.  Accordingly, LPC does not own or have the right to acquire any shares of common stock prior to the offering other than the 85,000 shares previously issued and no revisions have been made in response to this comment.

Where You Can Find More Information, page 44

Comment No. 13:         We note the qualification in the first sentence of the second paragraph.  Please be advised that you may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.  Please revise to remove this qualification.

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SILVERMAN SCLAR SHIN & BYRNE PLLC

Pamela A. Long
April 19, 2010

Response:         The qualifying information has been removed.

Undertakings, page II-8

Comment No. 14:         Please revise your disclosure to include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

Response:         The disclosure has been added.

Signatures, page 56

Comment No. 15:         Please ensure that the registration statement is signed by the controller or principal accounting officer.

Response:         Mr. Anthony, the Company’s Chief Financial Officer, is also the Company’s Principal Accounting Officer.  His title on the signature page of Amendment No. 1 now reflects this title too.

Exhibit 5.1. Opinion of Counsel

Comment No. 16:         We note that counsel assumes the “authority of the parties” in paragraph A.  This assumption does not appear appropriate.  Please advise or have counsel revise its opinion accordingly.  Please also comply with this comment with respect to the assumption in paragraph D.

Response:         The opinion has been revised as requested.

Comment No. 17:         We note that counsel qualifies its opinion to the date of the opinion in paragraph C.  The opinion must speak as of the effective date of the registration statement.  Please have counsel revise its opinion accordingly.

Response:         The opinion has been revised as requested.

Comment No. 18:         Please have counsel revise its opinion to remove the qualification in the second sentence of paragraph F that counsel is not admitted to practice law in Colorado.

Response:         The opinion has been revised as requested.

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SILVERMAN SCLAR SHIN & BYRNE PLLC

Pamela A. Long
April 19, 2010

Comment No. 19:         Please have counsel confirm to us that it concurs with our understanding that its reference to the Colorado Business Corporation Act includes the statutory provisions and all applicable provisions of the Colorado Constitution and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR.

Response:         The requested confirmation from counsel is being filed simultaneously herewith on EDGAR.

Comment No. 20:         The language in the last paragraph of the legal opinion appears to inappropriately limit an investor’s reliance on the legal opinion.  Please have counsel revise its opinion accordingly.

Response:         The relevant language in the second to last paragraph in the Opinion has been deleted.

When the Company requests acceleration, it will make the acknowledgements set forth on page 5 of the SEC comment letter.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

s/Richard Feiner
Richard Feiner

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SILVERMAN SCLAR SHIN & BYRNE PLLC

381 PARK AVENUE SOUTH
NEW YORK, NY 10016
212.779.8600
Facsimile: 212.779.8858

Writer’s Direct Dial No.:

April 19, 2010

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Axion International Holdings, Inc.
Registration Statement on Form S-1
Filed March 22, 2010
SEC filing No. 333-165616

Dear Ms. Long:

This is in response to the request in comment no. 19 contained in your April 13, 2010 comment letter.

We hereby confirm that we concur with your understanding that our reference to the Colorado Business Corporation Act in our opinion filed as Exhibit 5.1 to the first amendment to the above referenced registration statement includes the statutory provisions and all applicable provisions of the Colorado Constitution and any reported judicial decisions interpreting these laws.

Very truly yours,

SILVERMAN SCLAR SHIN & BYRNE PLLC

By:	s/Richard Feiner
Richard Feiner